

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 10, 2008

Mr. Keith Doss
Chief Financial Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

   Re: **Kodiak Oil & Gas Corp.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed March 14, 2008
      File No. 001-32920

Dear Mr. Doss:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief